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20008262

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

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SEC FILE NUMBER

**8-** 67717

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2019 AND ENDING 12/31/2019
                                    MM/DD/YY                      MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Iroquois Capital Advisors, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3100 West End Avenue, Suite 910
                                   (No. and Street)

Nashville                      TN                     37203
      (City)                  (State)               (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ashley L. Holloway                              (615) 467-7204
                                               (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, PLLC
                    (Name – if individual, state last, first, middle name)

341 Cool Springs Blvd., Suite 340       Franklin          TN          37067
      (Address)                          (City)        (State)      (Zip Code)

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC
Mail Processing
Section

FEB 2 2020

Washington DC
413

DB

# OATH OR AFFIRMATION

I, __William A. McGugin__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Iroquois Capital Advisors, LLC__ , as
of __December 31__ , 20__19__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____


_____
Signature

__CEO/President__
Title


__Margaret Mary Barnhart__
Notary Public  5/7/2022

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



# IROQUOIS CAPITAL ADVISORS, LLC

## FINANCIAL STATEMENTS

## AND SUPPLEMENTARY INFORMATION

### As of and for the nine-months ended

### December 31, 2019

# IROQUOIS CAPITAL ADVISORS, LLC

## CONTENTS

## SUPPLEMENTARY INFORMATION



Board of Managers
Iroquois Capital Advisors, LLC
Nashville, Tennessee

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Iroquois Capital Advisors, LLC (the "Company") as of December 31, 2019, and the related statements of operations, changes in member's equity and cash flows for the nine-month period then ended, and the related notes to the financial statements (collectively, "the financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the nine-month period then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

elliottdavis.com

**Supplemental Information**

The supplemental information contained in the supplemental schedule of Computation of Net Capital Under Rule 15c3-1 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in the supplemental schedule Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

*Elliott Davis, LLC*

Franklin, Tennessee
February 25, 2020

# IROQUOIS CAPITAL ADVISORS, LLC

## STATEMENT OF FINANCIAL CONDITION

### December 31, 2019

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 139,830 |
| Due from Iroquois Capital Group, Inc. | | 37,755 |
| Prepaid expenses | | 1,478 |
| **TOTAL ASSETS** | $ | 179,063 |

### LIABILITIES AND MEMBER'S EQUITY

**LIABILITIES**

| | | |
|---|---|---:|
| Accounts payable | $ | 44,541 |
| | | |
| **MEMBER'S EQUITY** | | 134,522 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 179,063 |

The accompanying notes are an integral part of the financial statements.

3

# IROQUOIS CAPITAL ADVISORS, LLC

## STATEMENT OF OPERATIONS

### For the Nine-Months Ended December 31, 2019

| | | |
|---|---|---:|
| **REVENUES** | | |
| Commissions | $ | 529,375 |
| | | |
| **EXPENSES** | | |
| Compensation and benefits | | 61,511 |
| Professional fees | | 5,858 |
| Occupancy | | 2,268 |
| Management fee | | 490,814 |
| Insurance | | 14,123 |
| Taxes and licenses | | 7,790 |
| Other | | 7,226 |
| Total expenses | | 589,590 |
| | | |
| **LOSS BEFORE INCOME TAXES** | | (60,215) |
| | | |
| Income tax benefit | | 16,558 |
| | | |
| **NET LOSS** | $ | (43,657) |

The accompanying notes are an integral part of the financial statements.

4

# IROQUOIS CAPITAL ADVISORS, LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY

### For the Nine-Months Ended December 31, 2019

| | | |
|---|---|---|
| BALANCE – April 1, 2019 | $ | 178,179 |
| Net loss | | (43,657) |
| BALANCE – December 31, 2019 | $ | 134,522 |

The accompanying notes are an integral part of the financial statements.

5

# IROQUOIS CAPITAL ADVISORS, LLC

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

### For the Nine-Months Ended December 31, 2019

| | |
|---|---:|
| BALANCE - March 31, 2019 | $ - |
| Increase (decrease) | - |
| BALANCE - December 31, 2019 | $ - |

The accompanying notes are an integral part of the financial statements.

6

# IROQUOIS CAPITAL ADVISORS, LLC

## STATEMENT OF CASH FLOWS

### For the Nine-Months Ended December 31, 2019

| | | |
|---|---|---:|
| **OPERATING ACTIVITIES** | | |
| Net loss | $ | (43,657) |
| Adjustments to reconcile net loss to net cash flows from operating activities | | |
| Changes in operating assets and liabilities - | | |
| Due to/ from Iroquois Capital Group, Inc. | | 44,456 |
| Prepaid expenses | | 416 |
| Due from REIT Investment Group, LLC | | 500 |
| Accounts payable | | ˋ 37,291 |
| **NET CASH FLOWS FROM OPERATING ACTIVITIES** | | 39,006 |
| CASH - beginning of year | | 100,824 |
| CASH - end of year | $ | 139,830 |

The accompanying notes are an integral part of the financial statements.

# IROQUOIS CAPITAL ADVISORS, LLC

## NOTES TO FINANCIAL STATEMENTS

### December 31, 2019

## NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Iroquois Capital Advisors, LLC (the Company), a Delaware limited liability company, provides investment banking services and engages in the private placement of preferred stock of private real estate investment trusts. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Nashville, Tennessee. The Company is wholly-owned by Iroquois Capital Group, Inc. (ICG), a Delaware corporation. Effective April 1, 2019, ICG elected S-Corporation status and effectively changed their year-end to December 31$^{st}$. Due to the parent's change in year-end, the Company also changed their year-end to December 31$^{st}$. Clients are primarily in Middle Tennessee.

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Company are as follows:

INCOME TAXES - The Company is a single member limited liability company, which is a disregarded entity for federal and Tennessee income tax purposes. Consequently, the Company does not file income tax returns and all federal and Tennessee tax effects of the Company's income, gains, and losses are included on the member's tax return.

The Company is a member of a group of companies that file a consolidated federal income tax return and joins its sole member, ICG, in filing consolidated state income tax returns in Delaware and Tennessee. The consolidated entity allocates income taxes to the Company on a separate return basis as if it were a separate taxpayer. Accordingly, the Company recognized in the Statement of Operations an income tax expense for the nine-months ended December 31, 2019, totaling ($16,558). The income tax expense differs from amounts that would be calculated by applying federal rates to income before income taxes due to nondeductible expenses.

Accounting principles generally accepted in the United States of America require management to evaluate the tax position taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax position taken by the Company and as of December 31, 2019, there are no uncertain tax positions that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Company is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress. The Company's income is no longer subject to federal and state income tax examinations by tax authorities for tax years before 2012.

ESTIMATES AND UNCERTAINTIES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

---

**NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,** continued

**SECURITIES TRANSACTIONS** - Revenue and related clearing expenses from securities transactions are recorded on the trade date. All of the Company's trading activities are executed through written subscription agreements between investment issuers and investors.

**REVENUE** – In May 2014, the Financial Accounting Standards Board ("FASB") issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods or services to customers in an amount equal to the consideration the entity receives or expects to receive. The guidance became effective for the Company for reporting periods beginning after December 15, 2017. On April 1, 2018, the Company adopted ASU No. 2014-09 "Revenue from Contracts with Customers" (Topic 606) and all subsequent ASUs that modified Topic 606 using the modified retrospective approach.

Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation.

The Company's revenue is comprised of fee revenue. The Company has performed an assessment of its contracts related to revenue streams that are within the scope of the standard. As such, the Company's accounting policies have not changed materially since the principles of revenue recognition from the guidance are largely consistent with prior guidance and current practices applied by the Company. Furthermore, significant revenue has not been recognized in the current reporting period that resulted from performance obligations satisfied in previous periods.

**SUBSEQUENT EVENTS** - The Company has evaluated subsequent events for potential recognition and disclosure through the date the financial statements were available to be issued.

**RECENTLY ISSUED STANDARDS** – In February 2016, the ("FASB") amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The amendments will be effective for fiscal years beginning after December 15, 2018. The amendment had no effect on the company's financial position, results of operations, and cash flows.

## NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with ICG. Under the agreement, the Company shares various expenses, including rent, utilities, salaries, and other expenses. Total fees paid by the Company to ICG under the agreement amounted to $89,440 for the nine-months ended December 31, 2019. During the nine-months ended December 31, 2019, the Company also paid a management fee to ICG in the amount of $490,814.

The Company also has an expense sharing agreement with REIT Investment Group, LLC (RIG), owned 51% by ICG. Under the agreement, the Company shares insurance, accounting, and other fees. Total fees received by the Company from RIG under the agreement amounted to $8,136 for the nine-months ended December 31, 2019.

As of December 31, 2019, the Company had a receivable due from its sole member, ICG, in the amount of $37,755.

## NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital as defined of $95,289, which was $90,289 in excess of its required net capital of $5,000. The Company's net capital ratio was .467 to 1.

## NOTE 5 - RESERVE REQUIREMENTS

As of December 31, 2019, the Company was not subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 because it qualifies for an exemption under Rule 15c3-3 k(2)(i) as the Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

**SUPPLEMENTARY INFORMATION**

# IROQUOIS CAPITAL ADVISORS, LLC

## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

### December 31, 2019

| | | |
|---|---|---:|
| **Net capital** | | |
| Total member's equity | $ | 134,522 |
| | | |
| Less non-allowable assets - | | |
| Accounts Receivable and Prepaid expenses | | 39,233 |
| | | |
| Net capital | $ | 95,289 |
| | | |
| **Aggregate indebtedness** | | |
| Accounts payable | $ | 44,541 |
| | | |
| Total aggregate indebtedness | $ | 44,541 |
| | | |
| Percentage of aggregate indebtedness to net capital | | 6.67 % |
| Minimum net capital required to be maintained (greater of $5,000 or | | |
| 6-2/3% of aggregated indebtedness) | $ | 5,000 |
| | | |
| Excess net capital | $ | 90,289 |
| | | |
| Excess net capital at 1000% (net capital less the greater of 10% of | | |
| aggregate indebtedness or 120% of minimum net capital requirement) | $ | 89,289 |

Reconciliation with Company's computation (included in Part II of Form X-17 A-5 as of December 31, 2019

| | | |
|---|---|---:|
| Net capital, as reported in Company's Part II (unaudited Focus report) | $ | 95,289 |
| | | |
| Net audit adjustment | | - |
| | | |
| Net capital per audit | $ | 95,289 |

Note: There are no significant differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2019.



## Report of Independent Registered Public Accounting Firm – Exemption Report

Board of Managers
Iroquois Capital Advisors, LLC
Nashville, Tennessee

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Iroquois Capital Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 based on section (k)(2)(i) (the "exemption provisions") and *(b)* the Company stated that the Company met the identified exemption provisions throughout the nine-month period ended December 31, 2019, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

*Elliott Davis, LLC*

Franklin, Tennessee
February 25, 2020

**INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING
AGREED-UPON PROCEDURES TO AN ENTITY'S
SIPC ASSESSMENT RECONCILIATION**

 **elliott davis**

**Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures**

Board of Managers
Iroquois Capital Advisors, LLC
Nashville, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Iroquois Capital Advisors, LLC (the "Company") and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the period ended December 31, 2019, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

a.  Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger, noting no differences.
b.  Compared the Total Revenue amounts reported on the annual audited Form X-17A-5 (FOCUS Report) for the period ended December 31, 2019, as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the period ended December 31, 2019, noting no differences.
c.  Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
d.  Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Elliott Davis, LLC*

Franklin, Tennessee
February 25, 2020

elliottdavis.com

# IROQUOIS CAPITAL ADVISORS, LLC

## SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE
## SECURITIES INVESTOR PROTECTION CORPORATION

### Nine-Months Ended December 31, 2019

| Form | Assessment | Payment Date | Amount Paid | Name of SIPC Collection Agent to Whom Mailed |
|------|-----------|--------------|-------------|-----------------------------------------------|
| SIPC-6 | $ 253 | 10-21-19 | $ 253 | All payments were mailed with related forms to: |
| SIPC-7 | $ 541 | 01-06-20 | 541 | Securities Investor Protection Corporation, P.O. Box 92185, Washington, D.C. 20090-2185 |
| | | | $ 794 | |

There were no underpayments during the nine-months ended December 31, 2019, and no overpayments applied from prior periods or carried forward to future periods.